EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended March 31,
	2005	2004
Diluted net (loss) income per share:
Net (loss) income to common shareholders	$(1,555,000)	$(1,635,000)

Average number of shares outstanding	8,310,132	8,673,950
Net effect of dilutive stock options based on treasury stock method	—	—
Total average shares	8,310,132	8,673,950

Diluted net (loss) income per share	$(0.19)	$(0.19)